Exhibit 99.2

DRAGONWAVE, FIBERTOWER PARTNER TO BRING BUNDLED MICROCELLULAR SOLUTIONS

The DragonWave Avenue leverages FiberTower’s Expansive 24GHz and 39GHz Spectrum to Bring Mobile Operators Turnkey Microcellular Network Solutions.

Ottawa, Canada, October 25, 2011 — The burgeoning need for high-capacity data traffic to meet this growth within dense, complex urban areas has become a key motivator for microcellular deployments and is driving innovation in network development initiatives. In a move that directly benefits mobile operators, DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of high-capacity packet microwave radios, and FiberTower  (NASDAQ: FTWR), one of the largest alternative backhaul providers in the United States, have entered into an alliance that was announced today at 4G World in Chicago. This alliance allows DragonWave to bundle FiberTower spectrum with its Avenue product line, while also enabling FiberTower to offer bundled spectrum and equipment solutions.

Designed to meet city-zoning restrictions for street level deployments, the DragonWave Avenue incorporates the industry’s smallest antennas to operate seamlessly with FiberTower’s area license frequencies and provide unsurpassed microcellular backhaul performance. With Avenue now being marketed with FiberTower’s expansive portfolio of 24 GHz and 39 GHz licenses, mobile carriers can deploy six-inch and smaller antenna solutions to provide street-level microcellular backhaul offerings. These bands offer a simple licensing process and are more readily available in markets where frequency congestion is an issue. FiberTower’s spectrum licenses extend to over 99% of the United States.

DragonWave’s newly announced Avenue product line is the industry’s smallest microcellular device, which also utilizes the industry’s smallest antenna to integrate microcellular backhaul, third-party base stations, power supply, battery backup, switching, and management in an all-in-one, environmentally-shielded enclosure.

DragonWave will demonstrate its new Avenue solution in Booth 1615 at 4G World 2011, Oct. 24-27, at McCormick Place in Chicago.

“Clearly, as mobile operators are moving to microcellular architectures, innovative wireless backhaul solutions are needed” said Kurt Van Wagenen, FiberTower President and CEO. “The DragonWave Avenue comes at an opportune time for the industry and by leveraging FiberTower’s extensive 24GHz and 39GHz spectrum, operators can now have a small, pole-mountable, street-level backhaul solution.”

“DragonWave has long recognized that Avenue is what was needed at the street level to effectively deploy microcellular coverage with high-performance backhaul,” said Peter Allen, President and CEO, DragonWave. “Our alliance with FiberTower assists operators by allowing them to leverage mini-antennas to meet burgeoning traffic demands using microcellular underlay networks. We very much value our partnership with FiberTower and, moving forward, we see microcells and wireless backhaul being fundamental to operators looking to meet 4G bandwidth demands and offer ubiquitous coverage.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

About FiberTower

FiberTower is a backhaul and access services provider focused primarily on the wireless carrier market.  With its extensive spectrum footprint in 24 GHz and 39 GHz bands, carrier-class fiber and microwave networks in 13 major markets and master service agreements with nine U.S. wireless carriers, FiberTower is considered to be the leading alternative carrier for wireless backhaul. FiberTower also provides backhaul and access service to government and enterprise markets. For more information, please visit their website at http://www.fibertower.com.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2252	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024